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[AMERIPRISE FINANCIAL LOGO]

August 19, 2005

BY EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

  Re:
  Ameriprise Financial, Inc.
  Registration Statement on Form 10 (File No.   001-32525)

Ladies and Gentlemen:

        In connection with the above-referenced Registration Statement, and pursuant to Rule 12d1-2(a) of the Securities Exchange Act of 1934, as amended, we hereby request that the Registration Statement be declared effective at 2:00 p.m., Eastern time, on August 23, 2005 or as soon thereafter as practicable.

Very truly yours,
AMERIPRISE FINANCIAL, INC.
By:	/s/ JAMES M. CRACCHIOLO Name: James M. Cracchiolo Title: Chairman and Chief Executive Officer
cc:	Mark Webb Greg Dundas Division of Corporation Finance Securities and Exchange Commission
Paul Cline Michael Volley Securities and Exchange Commission
Leslie N. Silverman Kimberly B. Blacklow Marianne C. Fiorelli Cleary Gottlieb Steen & Hamilton LLP

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